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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                                  Trezac Corp.
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
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                         (Title of Class of Securities)

                                   89531X 10 8
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                                 (CUSIP Number)

                                   Paul Taylor
                              20500 Meeting Street
                            Boca Raton, Florida 33434
                                  561-558-0038
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 11, 2002
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


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         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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CUSIP No. 89531X 10 8                 13D                      Page 2 of 4 Pages
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          NAME OF REPORTING PERSONS                                  Paul Taylor
1         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS        ###-##-####
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) |_|
          (b) |_|
--------- ----------------------------------------------------------------------

3         SEC USE ONLY
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4         SOURCE OF FUNDS                                                     OO
--------- ----------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Citizen of the United Kingdom and United State Resident Alien
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                             7   SOLE VOTING POWER

    NUMBER OF SHARES             1,937,597
                           ----- -----------------------------------------------

                             8   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                  N/A
                           ----- -----------------------------------------------

                             9   SOLE DISPOSITIVE POWER
          EACH
        REPORTING                1,937,597
                           ----- -----------------------------------------------

                            10   SHARED DISPOSITIVE POWER

       PERSON WITH               N/A
                           ----- -----------------------------------------------

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,937,597
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES     |_|
--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          70.4%
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14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------


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Item 1. Security and Issuer.

         This statement relates to the Common Stock, par value $.0001 per share (the "Common Stock"), of Trazec Corp., a Texas Corporation (the "Issuer"). The Issuer's principal executive offices are located at 20500 Meeting Street, Boca Raton, Florida, 33434.


Item 2. Identity and Background.

         This statement is being filed by Paul Taylor. Mr. Taylor's principal occupation is as President and Director of Trezac Corp. Mr. Taylor's principal business address 20500 Meeting Street, Boca Raton, Florida, 33434, where the principal executive offices of Trezac Corp., are located.

         During the past five years, Mr. Taylor has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Taylor is a citizen of the Untied Kingdom and a United States Resident Alien.

Item 3. Source and Amount of Funds or Other Consideration.

         1. Mr. Taylor purchased 60,000 shares from the Issuer for a note for $540,000 which may be paid by offset from Mr. Taylor's future compensation.

         2. Mr. Taylor purchased 515 shares from individuals privately for an aggregate of $825,000.

         3. The following shares were issued for conversion of shares pursuant to the acquisition of FCOM, Inc., as stated in the Plan of Reorganization and Acquisition ("POR") filed as an exhibit to the 10KSB for the year ending December 31, 2000:

                  A. 1,756 shares were issued to Mr. Taylor for conversion of shares of Mr. Taylor's acquired private company, FCOM, Inc.

                  B. 163 shares were issued to Mr. Taylor's wife for conversion of shares of the Mr. Taylor's acquired private company, FCOM, Inc.

                  C. 163 shares were issued to Mr. Taylor's child for conversion of shares of Mr. Taylor's acquired private company, FCOM, Inc.

         4. The Issuer issued 1,875,000 shares of common stock to Paul Taylor in consideration for services rendered valued at $150,000.


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Item 4. Purpose of Transaction.

         The purpose of the acquisition of these shares was the acquisition of control of the Issuer.

         Except as described above, Mr. Taylor does not have any present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
         (e) Any material change in the present capitalization or dividend policy of the Issuer;
         (f) Any other material change in the Issuer's business or corporate structure;
         (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;
         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         (i) A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
         (j)      Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

         Mr. Taylor is the beneficial owner of 1,937,597 shares of the common stock of the issuer, representing 70.4%. The Reporting Person is deemed to have beneficial ownership of all such shares, as well as sole voting and disposition power with respect hereto. No other person is known to have the right to receive or power to direct receipt of dividends form, or proceeds from the sale of, the common stock beneficially owned by Mr. Taylor.

         Mr. Taylor is deemed to have beneficial ownership of all such shares, as well as sole voting and disposition power with respect thereto.

         No other person is known to have the right to receive or power to direct receipt of dividends from, or proceeds from the sale of, the common stock beneficially owned by Mr. Taylor.

         Mr. Taylor has not effected any transaction in the common stock in the past 60 days except as reported herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None other than disclosed herein.


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Item 7.  Material to be Filed as Exhibits.

         None.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

October 22, 2002

                                                    /s/ Paul Taylor
                                                    -----------------------
                                                    Paul Taylor
                                                    President